Exhibit 99.1

PRESS RELEASE
May 31, 2022 at 7:00 am EDT

Gambling.com Group Reports First Quarter 2022 Financial Results

70% Revenue Growth with Record Revenue and Adjusted EBITDA

Reiterates full year outlook revenue of $71-76 million and Adjusted EBITDA of $22-27 million in 2022

Charlotte, NC – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the global online gambling industry, today announced its operating and financial results for the first quarter ended March 31, 2022.

“Our core business performed brilliantly in the quarter, driving record revenue and Adjusted EBITDA performance. This very strong underlying growth together with the acquisitions of RotoWire.com and BonusFinder.com, propelled Q1 2022 revenue 70% past our previous best quarter” said Charles Gillespie, Chief Executive Officer and Co-founder of Gambling.com Group, “Our current primary strategic objective is to rapidly grow our business in the U.S. market, which is exactly what we did in the quarter – while also delivering high margins despite the continuous investments in the business to position us for further U.S. growth. We continue to believe that the affiliate model offers American and international online gambling operators the most effective and reliable way to spend their marketing budgets, and we look forward to another record year for the Group.”

First Quarter 2022 vs. First Quarter 2021 Financial Highlights

(in thousands, USD, except per share data, unaudited)

	THREE MONTHS ENDED MARCH 31,		2022 to 2021 CHANGE
	2022	2021	$	%
Revenue	19,585	11,517	8,068	70%
Adjusted EBITDA	7,187	7,117	70	1%
Adjusted EBITDA margin	37%	62%		(25)%
Cash flow from operations	3,586	6,740	(3,154)	(47)%
Free cash flow	1,374	6,397	(5,023)	(79)%
Net income for the period attributable to the equity holders	4,488	4,466	22	0%
Net income per share for the period attributable to the equity holders, diluted	0.12	0.14	(0.02)	(15)%

First Quarter 2022 Highlights

•
North American revenue grew 544% to $10.6 million
•
Delivered 67,000 new depositing customers
•
Closed the acquisitions of RotoWire.com and BonusFinder.com
•
Successful new market launches in New York and Louisiana
•
Strong organic revenue growth led by North America, complemented by growth from acquisitions
•
Strong start to the recently announced McClatchy media partnership
•
Subsequent to quarter end, successful new launch in Ontario

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “We saw our accelerated investments in the business during the second half of 2021 start to pay off, and grew revenue 70% to deliver the best quarterly performance in the Group’s history. The record performance was driven by exceptionally strong growth in North America, particularly in New York, and very solid results in the United Kingdom and Ireland measured against our previous best quarter. Strong underlying organic growth is complemented by our recent acquisitions, which were all performing in-line with, or better than, our initial expectations. We continue to expect another record year for the Group and reiterate our full year guidance.”

2022 Outlook

For the fiscal year 2022. based on currently available information, we estimate:

•
Total revenue will be in the range of $71 million and $76 million; and

•
Adjusted EBITDA will be in the range $22 million and $27 million

This release contains certain non-IFRS financial measures, such as EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and free cash flow, and related ratios. See ”Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.

Conference Call Details

Date/Time:	Tuesday, May 31, 2022, at 9:00 am EDT
Webcast:	https://www.webcast-eqs.com/gamb20220531/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	+1-201-389-0918

To access the call, please dial in approximately 10 minutes before the start of the call. An accompanying slide presentation will be available in PDF format within the “News & Events” section of the Company’s website.

An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events.

###

For further information, please contact:

Media: Jennifer Arapoff, Gambling.com Group, media@gdcgroup.com

Investors: Ross Collins, Alpha-IR Group, investors@gdcgroup.com

About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, the Group operates from offices in the United States, Ireland and Malta. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com and RotoWire.com. As of May 31, 2022, the Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to the 2022 financial outlook, are all forward looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2021 with the US Securities and Exchange Commission (the “SEC”) on March 25, 2022, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(USD in thousands, except per share amounts)

	THREE MONTHS ENDED MARCH 31,
	2022	2021

Revenue	19,585	11,517
Cost of sales	(1,229)	—
Gross profit	18,356	11,517
Sales and marketing expenses	(7,362)	(2,704)
Technology expenses	(1,363)	(690)
General and administrative expenses	(4,828)	(2,772)
Movements in credit losses allowance and write offs	(526)	(140)
Operating profit	4,277	5,211
Finance income	828	158
Finance expense	(249)	(237)
Income before tax	4,857	5,132
Income tax charge	(369)	(666)
Net income for the period attributable to the equity holders	4,488	4,466
Other comprehensive income
Exchange differences on translating foreign currencies	(1,368)	(1,692)
Total comprehensive income for the period attributable to the equity holders	3,120	2,774
Net income per share attributable to ordinary shareholders, basic	0.13	0.16
Net income per share attributable to ordinary shareholders, diluted	0.12	0.14

Condensed Consolidated Statements of Financial Position (Unaudited)

(USD in thousands)

	MARCH 31, 2022	DECEMBER 31, 2021
ASSETS
Non-current assets
Property and equipment	635	569
Intangible assets	88,813	25,419
Right-of-use assets	2,082	1,465
Deferred tax asset	3,030	7,028
Total non-current assets	94,560	34,481
Current assets
Trade and other receivables	11,983	5,497
Cash and cash equivalents	33,069	51,047
Total current assets	45,052	56,544
Total assets	139,612	91,025
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	63,861	55,953
Share options and warrants reserve	3,067	2,442
Foreign exchange translation reserve	(3,650)	(2,282)
Retained earnings	28,284	23,796
Total equity	91,562	79,909
Non-current liabilities
Deferred consideration	4,560	—
Contingent consideration	20,437	—
Lease liability	1,769	1,286
Total non-current liabilities	26,766	1,286
Current liabilities
Trade and other payables	6,593	3,291
Deferred consideration	2,690	—
Other liability	4,324	—
Borrowings	6,000	5,944
Lease liability	549	393
Income tax payable	1,128	202
Total current liabilities	21,284	9,830
Total liabilities	48,050	11,116
Total equity and liabilities	139,612	91,025

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in thousands)

	THREE MONTHS ENDED MARCH 31,
	2022	2021

Cash flow from operating activities
Income before tax	4,857	5,132
Finance (income) expenses, net	(580)	79
Adjustments for non-cash items:
Depreciation and amortization	1,826	582
Movements in credit loss allowance and write offs	526	140
Share option charge	724	818
Cash flows from operating activities before changes in working capital	7,353	6,751
Changes in working capital
Trade and other receivables	(5,085)	(1,257)
Trade and other payables	1,318	1,246
Cash flows generated by operating activities	3,586	6,740
Cash flows from investing activities
Acquisition of property and equipment	(143)	(30)
Acquisition of intangible assets	(2,069)	(313)
Acquisition of subsidiaries, net of cash acquired	(19,295)	—
Cash flows used in investing activities	(21,507)	(343)
Cash flows from financing activities
Interest paid	(120)	(120)
Principal paid on lease liability	(86)	(46)
Interest paid on lease liability	(50)	(49)
Cash flows used in financing activities	(256)	(215)
Net movement in cash and cash equivalents	(18,177)	6,181
Cash and cash equivalents at the beginning of the period	51,047	8,225
Net foreign exchange differences on cash and cash equivalents	199	(371)
Cash and cash equivalents at the end of the period	33,069	14,035

Supplemental Information

Rounding

We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our condensed consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Non-IFRS Financial Measures

Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding net finance costs, income tax charge, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense and other items that our board of directors believes do not reflect the underlying performance of the business. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management as a measure of comparative operating performance from period to period as they remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net income for the period attributable to the equity holders as presented in the Condensed Consolidated Statements of Comprehensive Income and for the period specified:

	THREE MONTHS ENDED MARCH 31,		CHANGE
	2022	2021	$	%
	(in thousands USD, unaudited)
Net income for the period attributable to the equity holders	4,488	4,466	22	0%
Add Back:
Net finance (income) costs (1)	(579)	79	(658)	(833)%
Income tax charge	369	666	(297)	(45)%
Depreciation expense	43	35	8	23%
Amortization expense	1,783	547	1,236	226%
EBITDA	6,104	5,793	311	5%
Share-based payments	724	818	(94)	(11)%
Accounting and legal fees related to offering	—	506	(506)	n/m
Acquisition related costs	359	—	359	n/m
Adjusted EBITDA	7,187	7,117	70	1%

(1)
Net finance (income) costs is comprised of gains or losses on financial liability at fair value through profit or loss, finance income, and finance expense.

n/m = not meaningful

Below is the Adjusted EBITDA Margin calculation for the period specified:

	THREE MONTHS ENDED MARCH 31,		CHANGE
	2022	2021	$	%
	(in thousands, USD)
Revenue	19,585	11,517	8,068	70%
Adjusted EBITDA	7,187	7,117	70	1%
Adjusted EBITDA Margin	37%	62%		(25)%

In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.

We believe Free Cash Flow is useful to our management as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.

Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Condensed Consolidated Statement of Cash Flows for the period specified:

	THREE MONTHS ENDED MARCH 31,		CHANGE
	2022	2021	$	%
	(in thousands USD, unaudited)
Cash flows generated by operating activities	3,586	6,740	(3,154)	(47)%
Capital Expenditures	(2,212)	(343)	(1,869)	545%
Free Cash Flow	1,374	6,397	(5,023)	(79)%

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Condensed Consolidated Statement of Income for the period specified:

	THREE MONTHS ENDED MARCH 31,
	2022	2021
	(in thousands USD, except for share and per share data, unaudited)
Net income for the period attributable to the equity holders	4,488	4,466
Weighted-average number of ordinary shares, basic	34,877,496	28,556,422
Net income per share attributable to ordinary shareholders, basic	0.13	0.16
Net income for the period attributable to the equity holders	4,488	4,466
Weighted-average number of ordinary shares, diluted	37,214,074	31,401,166
Net income per share attributable to ordinary shareholders, diluted	0.12	0.14